Annual Report

SEPTEMBER 30, 2008

Waddell & Reed Advisors Municipal High Income Fund



CONTENTS

3 President's Letter
5 Manager's Discussion
9 Illustration of Fund Expenses
11 Portfolio Highlights
13 Investments
34 Statement of Assets and Liabilities
35 Statement of Operations
36 Statement of Changes in Net Assets
37 Financial Highlights
41 Notes to Financial Statements
48 Report of Independent Registered Public Accounting Firm
49 Income Tax Information
50 Directors and Officers
57 Renewal of Investment Management Agreement
64 Annual Privacy Notice
66 Proxy Voting Information
67 Quarterly Portfolio Schedule Information
68 Householding Notice

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal High Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2008



DEAR SHAREHOLDER:

Not since the founding of Waddell & Reed more than 70 years ago have investors faced so many challenges in such a short period of time. In a single calendar quarter, this country's largest savings and loan, its largest insurance company, its two largest mortgage providers, its largest brokerage firm and a leading commercial bank all either were the subject of a takeover, bailout or failure. On top of that, some money market funds in the industry have been unable to maintain a $1 a share net asset value. A severe credit crunch has taken hold.

Confidence has been shaken in bond and stock markets around the globe, and mutual fund returns of the past year reflect the emotional insecurity that comes with hard times. Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended September 30, 2008, the Citigroup Broad Investment Grade Index rose 4.48 percent. U.S. Treasuries performed especially well for the period. However, September 2008 was the worst month for U.S. corporate bonds in more than two decades.

Can we learn from history?

While unusual in modern times, a rapidly unfolding financial panic is nothing new in American history. In fact, prior to the creation of the Federal Reserve bank system in 1912, the U.S. experienced seven major financial crises between 1819 and 1907. In some respects, some of the same issues that plague us today – fallout from excessive commodity and property speculation, war-related debt and populist dislike of government bailouts – parallel the challenges that generations past have had to deal with. Our leaders met these problems successfully, though very often not promptly.

For example, history judged President Martin Van Buren harshly for failing to take timely steps to limit economic damage from the Panic of 1837, which occurred just five weeks after he took office. The ensuing depression lasted for six years, and out of 850 banks in the United States at the time, 343 closed entirely and 62 failed partially. We hope Washington can learn from the many lessons of history and take appropriate and rapid action to revive credit markets and restore investor faith.

A need for global leadership

We believe that today's U.S. government safety nets and financial safeguards – including the Fed, deposit insurance on bank accounts, unemployment insurance, municipal bond default insurance and social security – are likely to help cushion the effects of the economic downturn that our country appears to face in the coming months. However, the scope of the current financial crisis is global, and this is a new phenomenon. It is one that we think may require coordinated central bank and fiscal policy action from Brussels to Beijing to

resolve. It will likely test whether we are becoming one world that can act together for the common good, or one where national trade supremacy, resource hoarding and/or parochial political interests take precedence.

For many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table to the left, the U.S. economy at Sept. 30, 2008 is not in as good a shape as it was 12 months earlier. The unemployment rate is higher. The economy has contracted.

We believe that the investing and economic climate will get better in time, although not right away. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Economic Snapshot		
	9-30-2008	9-30-2007
U.S. unemployment rate	6.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.90%	2.80%
U.S. GDP	−0.30%	3.90%
30-year fixed mortgage rate	5.82%	6.28%
Oil price per barrel	$100.64	$81.66

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Municipal High Income Fund

September 30, 2008



Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, Inc., discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2008. He was named manager effective August 15, 2008 and has 10 years of industry experience. Prior to August 15, the Fund had been managed by Mark Otterstrom for eight years.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Fiscal year performance	
For the 12 Months Ended September 30, 2008	
Waddell & Reed Advisors Municipal High Income Fund, Inc., Class A	**–5.82%**
(Class A shares at net asset value)	
Benchmark(s)/Lipper Category	
Lehman Brothers Municipal Bond Index	**–1.86%**
(reflects the performance of securities generally representing the USD-denominated long-term tax-exempt bond market)	
Lipper High Yield Municipal Debt Funds Universe Average	**–10.60%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

In September 2008 Lehman Brothers Holdings Inc. filed for bankruptcy and Barclays PLC agreed to buy Lehman's index research business. A transaction may result in a name change to the Fund's benchmark.

Credit selection was paramount

The Fund's performance was better than its Lipper peer group this past fiscal year for two reasons. First, the Fund has been short duration relative to its competitors, serving as a benefit as interest rates rose and bond valuations fell during the period. Second, while duration management is important for a bond fund, credit selection is of paramount importance when investing in a high-yield municipal bond fund.

During the last 12 months the Fund held higher-quality investments than many of its competitors, allowing us to avoid some of the pitfalls that plagued many high-yield municipal funds over the same timeframe.

The medium- to lower-yielding bonds the Fund did own had strong underlying credit characteristics. Most of these bonds had less credit quality deterioration, and therefore less price depreciation, than other bonds in the Fund's high-yield universe.

In seeking its objective, the Fund typically invests in bonds rated in the lower tier of investment-grade and noninvestment-grade (or junk bonds). In contrast, the Fund's benchmark contains municipal bonds at all types of ratings, including high-quality, low-yielding bonds. Our returns were less than the benchmark this past fiscal year because the highest quality, lowest-yielding bonds outperformed all other categories.

As far back as 2006, we began to believe that credit spreads in the high-yield municipal market were unsustainably narrow. Due to these market conditions, we began increasing the credit quality of the Fund relative to its Lipper peer group. As credit spreads began to widen toward the end of 2007 and into 2008 the Fund benefited from these higher-quality bonds. Going further into 2008, as the housing market continued to weigh on consumers, and banks began to fail from their inability to raise capital, high-yield spreads continued to widen. As such, the high credit quality of the Fund relative to other funds in our Lipper peer group provided a significant cushion against the drop in asset values during the market sell-off.

Our barbell approach

We continue to maintain a barbell structure in the portfolio, meaning the Fund is more heavily weighted in short maturity (five-year) and long maturity (30-year) bonds with less exposure in bonds maturing in the 10- to 20-year portion of the curve. The majority of bonds we do own are longer duration, higher-yielding bonds. We anticipate we will continue to buy the higher-yielding bonds as long as we believe we are adequately compensated for both duration and credit risk. Meanwhile, we have continued to hold on to existing municipal bond positions in the Fund with lower credit ratings, which we believe have solid underlying credit fundamentals. Also, as spreads have widened

to levels where compensation levels are adequate, we have begun to seek buying opportunities in the new-issue market as they present themselves.

Elsewhere, we continue to maintain our overweight position in high-quality, AAA rated housing bonds. We feel this position is warranted given the current fiscal crisis, as these bonds carry little credit risk and, we feel, could provide downside protection during a market sell-off. The Fund continues to maintain large exposure to health care, as not-for-profit hospitals and continuing care retirement centers (CCRCs) have been a major source of new issue product in the municipal high-yield market. As the United States population ages, we believe there will continue to be an increase in demand for high-quality health care, which has resulted in CCRCs having an excellent track record for superior financial performance and credit quality improvement. Over the last year we increased the Fund's exposure to investment-grade industrial revenue bonds and city general obligation bonds, serving to help the Fund's diversification. Conversely, we reduced our exposure to non-rated special tax districts that are tied to residential and commercial development. We intend to continue to avoid exposure to new home construction or any sector that has counter party risk to the investment banks.

Portfolio Characteristics	
As of September 30, 2008	
Average maturity	17.68 years
Effective duration	7.96 years
Weighted average bond rating	BBB–

Information presented is for illustrative purposes only and is subject to change.

Our outlook

Considering that cash flows into the high-yield municipal bond sector have been negative for the third quarter of 2008, and that we are facing a weak economy and thin liquidity across all capital markets, it is very difficult to predict the direction of the market. What is clear is that spreads in the lower- to medium-grade sector have widened considerably and appear attractive on a historical basis. We have and will continue to look for opportunities in the high-yield sector while always making sure to have ample liquidity. We intend to stay fully invested and broadly diversified across municipal sectors and geographic regions. Finally, we expect the Fund's duration to lengthen as high-yield bonds look very attractive to us and we believe the long end of the market is inexpensive.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Waddell & Reed Advisors Municipal High Income Fund, Inc., Class A Shares[1]	$13,132
— — —	Lehman Brothers Municipal Bond Index	$15,155
- - - - - -	Lipper High Yield Municipal Debt Funds Universe Average	$12,896



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-08	−9.82%	−10.21%	−6.67%	−5.67%
5-year period ended 9-30-08	2.64%	2.49%	2.62%	3.75%
10-year period ended 9-30-08	2.76%	—	—	—
Since inception of Class[3] through 9-30-08	—	2.87%	2.85%	3.33%

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of five percent and one percent, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)10-5-99 for Class B shares, 10-8-99 for Class C shares and 12-30-98 for Class Y shares (the date on which shares were first acquired and continuously held by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

MUNICIPAL HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 973.70	0.80%	$3.95
Class B.	1,000	969.50	1.66	8.17
Class C	1,000	969.30	1.68	8.27
Class Y**	1,000	974.30	0.72	3.55
Based on 5% Return[2]				
Class A.	$1,000	$1,021.00	0.80%	$4.04
Class B.	1,000	1,016.71	1.66	8.37
Class C	1,000	1,016.62	1.68	8.47
Class Y**	1,000	1,021.41	0.72	3.64

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2008, and divided by 366.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL HIGH INCOME FUND

Portfolio Highlights

On September 30, 2008, Waddell & Reed Advisors Municipal High Income Fund, Inc. had net assets totaling $463,238 (in thousands) invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:

Sector Weightings



Life Care/Nursing Center Revenue Bonds	$22.39
Special Tax Bonds	$17.76
Housing Revenue Bonds	$ 9.27
Other Municipal Bonds(1)	$ 7.94
Hospital Revenue Bonds	$ 7.90
Prerefunded Escrowed-to-Maturity Bonds	$ 6.43
City General Obligation Bonds	$ 6.35
Industrial Development Revenue/ Pollution Control Bonds	$ 4.77
Lease/Certificates of Participation Bonds	$ 4.39
Airport Revenue Bonds	$ 4.32
Cash and Cash Equivalents	$ 3.57
Miscellaneous Bonds	$ 2.67
Public Power Revenue Bonds	$ 2.24

(1)Includes $1.45 Education Revenue Bonds, $0.64 Port/Marine Revenue Bonds, $1.69 Resource Recovery Bonds, $1.97 Sales Revenue Bonds, $0.11 School General Obligation Bonds, $1.13 Utility Revenue Bonds and $0.95 Water and Sewer Revenue Bonds.

Quality Weightings

On September 30, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



	Investment Grade	
	AAA	17.48%
	AA	3.82%
	A	5.58%
	BBB	22.21%
	Non-Investment Grade	
	BB	25.26%
	B	19.83%
	Below B	0.33%
	Not Rated	1.92%
	Cash and Cash Equivalents	**3.57%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.20%		
Butler County Industrial Development Authority (Alabama), Environmental Improvement Revenue Bonds, 2008 Series A, 7.000%, 9–1–32	$1,000	$ 919
Arizona – 1.80%		
Arizona Health Facilities Authority, HospitalRevenue Bonds (John C. Lincoln Health Network), Series 2000, 7.000%, 12–1–25	3,500	3,861
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 8.960%, 2–1–42 (A)	2,500	2,261
The Industrial Development Authority of the County of Pima, Education Revenue Bonds (Noah Webster Basic School Project), Series 2004A, 6.125%, 12–15–34	1,115	997
The Industrial Development Authority of the City of Tucson, Arizona, Education Revenue Bonds (Arizona Agribusiness and Equine Center, Inc. Project), Series 2004A, 6.125%, 9–1–34	1,380	1,219
		8,338
California – 2.44%		
California Municipal Finance Authority, Education Revenue Bonds (American Heritage Education Foundation Project), Series 2006A, 5.250%, 6–1–36	1,000	798
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007 A, 5.450%, 2–1–48	3,060	2,619
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007 C, 5.300%, 2–1–49	9,185	7,884
		11,301
Colorado – 9.37%		
Church Ranch Metropolitan District,City of Westminster, Colorado, General Obligation Limited Tax Bonds, Series 2003, 6.000%, 12–1–33	1,260	1,069

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Colorado Educational and Cultural FacilitiesAuthority, Charter School Revenue Bonds,Collegiate Academy of Colorado Project, A Charter School Created by Jefferson County SchoolDistrict R–1, Jefferson County, State of Colorado, Series 2002:		
7.375%, 12–15–21	$1,000	$ 1,058
7.500%, 12–15–31	3,000	3,178
Colorado Health Facilities Authority, Revenue Bonds (Christian Living Communities Project), Series 2006A:		
5.250%, 1–1–16	1,000	943
5.750%, 1–1–37	3,350	2,728
Confluence Metropolitan District (in the Town of Avon, Colorado), Tax Supported Revenue Bonds, Series 2007:		
5.400%, 12–1–27	1,000	821
5.450%, 12–1–34	1,000	786
Cordillera Metropolitan District, General Obligation Bonds, Series 2000B,		
6.200%, 12–1–20	210	211
City and County of Denver, Colorado, Airport System Revenue Refunding Bonds, Series 2002E:		
5.250%, 11–15–13	6,000	6,042
5.250%, 11–15–14	4,000	3,983
Granby Ranch Metropolitan District (in the Town of Granby, Colorado), Limited Tax General Obligation Bonds, Series 2006,		
6.750%, 12–1–36	3,000	2,539
Lincoln Park Metropolitan District, Douglas County, Colorado, General Obligation Refunding and Improvement Bonds, Series 2008,		
6.200%, 12–1–37	5,000	4,705
Pine Bluffs Metropolitan District (in the Town of Parker), Douglas County, Colorado, GeneralObligation Limited Tax Bonds, Series 2004,		
7.250%, 12–1–24	3,325	3,179
Piney Creek Village Metropolitan District, Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2005,		
5.500%, 12–1–35	1,100	878

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Red Sky Ranch Metropolitan District, Eagle County, Colorado, General Obligation Bonds, Series 2003, 6.050%, 12–1–33	$1,245	$ 1,042
Sorrel Ranch Metropolitan District (in the City of Aurora), Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2006, 5.750%, 12–1–36	1,445	1,009
Southlands Metropolitan District No. 1 (in the City of Aurora), Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2004, 7.125%, 12–1–34	2,000	2,369
Tallgrass Metropolitan District, Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Refunding and Improvement Bonds, Series 2007, 5.250%, 12–1–37	1,925	1,413
Tallyn's Reach Metropolitan District No. 3 (in the City of Aurora, Colorado), Limited Tax (Convertible to Unlimited Tax), General Obligation Bonds, Series 2004, 6.750%, 12–1–33	1,000	922
Valagua Metropolitan District, Eagle County, Colorado, General Obligation Limited Tax Bonds, Series 2008, 7.750%, 12–1–37	3,000	2,794
Wildgrass Metropolitan District (in the City and County of Broomfield, Colorado), General Obligation (Limited Tax Convertible to Unlimited Tax) Refunding Bonds, Series 2007, 6.200%, 12–1–34	2,000	1,666
		43,335
Connecticut – 1.50%		
Connecticut Development Authority, Pollution Control Revenue Refunding Bonds (The Connecticut Light and Power Company Project – 1993B Series), 5.950%, 9–1–28	2,500	2,255
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A, 5.500%, 1–1–14	4,735	4,673
		6,928

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Delaware – 0.19%		
Sussex County, Delaware, Adjustable Rate First Mortgage Revenue Bonds (Cadbury at Lewes Project), Series 2006B:		
5.900%, 1–1–26	$ 375	$ 327
6.000%, 1–1–35	700	576
		903
Florida – 1.68%		
Capital Projects Finance Authority, Continuing Care Retirement Community, Revenue Bonds (Capital Projects Loan Program – The Glenridge on Palmer Ranch Project), Fixed Rate Revenue Bonds, Series 2002A,		
8.000%, 6–1–32	5,000	5,809
Florida Development Finance Corporation, Revenue Bonds, Series 2008A (Sculptor Charter School Project),		
7.250%, 10–1–38	2,000	1,990
		7,799
Georgia – 0.49%		
Savannah Economic Development Authority, First Mortgage Revenue Bonds (The Marshes of Skidaway Island Project), Series 2003A:		
7.400%, 1–1–24	660	649
7.400%, 1–1–34	1,725	1,636
		2,285
Illinois – 5.28%		
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A:		
5.000%, 5–1–26	4,550	3,649
5.700%, 5–1–36	1,500	1,205
Illinois Finance Authority, Revenue Bonds (Three Crowns Park Project), Series 2006A,		
5.875%, 2–15–26	1,000	878
Illinois Finance Authority, Revenue Bonds (The Landing at Plymouth Place Project), Series 2005A,		
6.000%, 5–15–25	1,500	1,323
Illinois Finance Authority, Revenue Bonds (Monarch Landing, Inc. Facility), Series 2007 A,		
7.000%, 12–1–37	1,500	1,359

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Illinois Health Facilities Authority Series 2003A–1 (Villa St. Benedict Project), 6.900%, 11–15–33	$2,600	$ 1,867
Village of McCook, Cook County, Illinois, General Obligation Bonds, Series 2008, 5.100%, 12–1–28	1,515	1,359
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001:		
6.050%, 12–15–19	1,000	976
6.350%, 12–15–24	2,975	2,890
Southwestern Illinois Development Authority, Senior Care Facility Revenue Bonds, Series 2006 (Eden Retirement Center, Inc. Project), 5.850%, 12–1–36	2,675	2,115
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2007 (City of Collinsville Limited Incremental Sales Tax Project), 5.350%, 3–1–31	1,250	1,042
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2008 (City of Granite City Project), 7.000%, 12–1–22	6,000	5,837
		24,500
Indiana – 0.99%		
City of Hammond (Indiana), Redevelopment District Revenue Bonds, Series 2008 (Marina Area Project), 6.000%, 1–15–17	3,000	2,828
City of Whiting (Indiana), Redevelopment District Tax Increment Revenue Bonds, Series 2006 (Standard Avenue Project), 5.350%, 1–15–27	2,160	1,749
		4,577
Iowa – 3.30%		
City of Cedar Rapids, Iowa, First Mortgage Revenue Bonds, Series 1998-A (Cottage Grove Place Project), 5.875%, 7–1–28	5,000	4,275
City of Cedar Rapids, Iowa, First Mortgage Adjustable Revenue Bonds, Series 2004 (Cottage Grove Place Project), 6.500%, 7–1–33 (A)	4,370	4,110

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Iowa (Continued)		
City of Coralville, Iowa (Coralville Marriott Hotel and Convention Center), Certificates of Participation Evidencing Undivided Proportionate Interests in Base Lease Payments Pursuant to a Lease Purchase Agreement, Series 2006D,		
5.250%, 6–1–26	$1,200	$ 1,085
Iowa Finance Authority, Retirement Community Revenue Bonds (Edgewater, a Wesley Active Life Community, LLC Project), Series 2007A,		
6.750%, 11–15–37	4,000	3,540
Scott County, Iowa, Revenue Refunding Bonds (Ridgecrest Village), Series 2006,		
5.250%, 11–15–21	2,650	2,297
		15,307
Kansas – 7.69%		
City of Atchison, Kansas, Hospital Revenue Bonds (Atchison Hospital Association), Series 2008A,		
6.750%, 9–1–30	2,920	2,736
City of Lenexa, Kansas, Special Obligation Tax Increment Revenue Bonds (City Center East Project I), Series 2007,		
6.000%, 4–1–27	4,920	4,354
City of Olathe, Kansas, Senior Living Facility Revenue Bonds (Catholic Care Campus, Inc.), Series 2006A,		
6.000%, 11–15–38	4,750	4,021
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.500%, 9–1–26	1,000	857
City of Olathe, Kansas, Transportation Development District Sales Tax Revenue Bonds (The Olathe Gateway TDD No. 1a Project), Series 2006:		
5.000%, 12–1–28	1,850	1,427
5.000%, 12–1–16	1,325	1,198
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2006A–3 Bonds,		
5.300%, 12–1–28	2,320	2,310

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2006B–1 Bonds, 5.300%, 12–1–38	$4,145	$ 3,021
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2006B–2 Bonds, 5.250%, 12–1–38	4,380	4,149
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2006B–4 Bonds, 5.550%, 12–1–38	4,705	4,304
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007A–1 Bonds, 5.500%, 12–1–38	4,880	4,687
Certificates of Participation, Series 1998A, Evidencing Proportionate Interests of the Owners Thereof in Rental Payments to be Made by the City of Spring Hill, Kansas, to Spring Hill Golf Corporation:		
5.750%, 1–15–06 (B)	75	23
6.250%, 1–15–13 (B)	270	81
6.375%, 1–15–20 (B)	325	97
6.500%, 1–15–28 (B)	4,470	1,341
Wilson County, Kansas, Hospital Revenue Bonds, Series 2006,		
6.200%, 9–1–26	1,000	958
		35,564
Louisiana – 0.72%		
Calcasieu Parish Public Trust Authority, Single Family Mortgage Revenue Bonds (Guaranteed Mortgage-Backed Securities Program), Series 2006B,		
5.350%, 9–1–38	3,725	3,325
Massachusetts – 1.56%		
Massachusetts Development Finance Agency, First Mortgage Revenue Refunding Bonds, Reeds Landing Project, Series 2006,		
5.750%, 10–1–31	2,900	2,277
Massachusetts Development Finance Agency, Revenue Bonds (Linden Ponds, Inc. Facility), Series 2007 A,		
5.750%, 11–15–42	2,375	1,808

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Massachusetts (Continued)		
Massachusetts Industrial Finance Agency,Resource Recovery Revenue Refunding Bonds (Ogden Haverhill Project), Series 1998A Bonds:		
5.500%, 12–1–13	$1,000	$ 948
5.600%, 12–1–19	2,500	2,197
		7,230
Michigan – 1.75%		
The Economic Development Corporation of the City of Dearborn (Michigan), Limited Obligation Revenue and Refunding Revenue Bonds (Henry Ford Village, Inc. Project), Series 2008:		
6.000%, 11–15–18 (C)	1,090	1,017
7.000%, 11–15–38 (C)	2,250	2,062
The Economic Development Corporation of the City of East Lansing, Limited Obligation First Mortgage, Revenue Bonds (Burcham Hills Retirement Center II Project), Series 2007 B–1,		
5.250%, 7–1–37	775	590
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.750%, 9–1–17	1,500	1,391
The Economic Development Corporation of the Charter Township of Meridian, Limited Obligation First Mortgage, Revenue Refunding Bonds (Burcham Hills Retirement Center II Project), Series 2007A–1,		
5.250%, 7–1–26	1,550	1,296
Michigan Public Educational Facilities Authority, Limited Obligation Revenue Bonds (Michigan Technical Academy Project), Series 2006:		
6.375%, 2–1–26	1,000	888
6.500%, 2–1–36	1,000	846
		8,090
Minnesota – 0.62%		
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.250%, 5–15–36	3,500	2,892

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Mississippi – 0.55%		
Mississippi Hospital Equipment and Facilities Authority, Hospital Refunding and Improvement Revenue Bonds (South Central Regional Medical Center), Series 2006:		
5.000%, 12–1–15	$ 590	$ 575
5.250%, 12–1–21	685	633
Warren County, Mississippi, Gulf Opportunity Zone Bonds, 2008 Series A,		
6.500%, 9–1–32	1,500	1,361
		2,569
Missouri – 18.77%		
City of Ballwin, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002A (Ballwin Town Center Redevelopment Project),		
6.250%, 10–1–17	2,200	2,101
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004:		
6.000%, 3–1–19	2,610	2,445
6.250%, 3–1–24	1,000	902
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2006,		
5.625%, 3–1–25	325	271
The Industrial Development Authority of the City of Branson, Missouri, Tax Increment Revenue Bonds, Series 2006A (Branson Shoppes Redevelopment Project),		
5.950%, 11–1–29	3,000	2,640
The Branson, Missouri, Regional Airport Transportation Development District, Airport Revenue Bonds (Branson, Missouri Airport Project), Series 2007B,		
6.000%, 7–1–37	1,500	1,124
The Industrial Development Authority of the City of Bridgeton, Missouri, Sales Tax Revenue Bonds, Series 2008A (Hilltop Community Improvement District Project),		
5.875%, 11–1–35	2,750	2,394
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A,		
6.125%, 12–1–36	400	326

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
City of Chillicothe, Missouri, Tax Increment Revenue Bonds (South U.S. 65 Project), Series 2006:		
5.625%, 4–1–24	$ 860	$ 759
5.625%, 4–1–27	1,500	1,273
Crossings Community Improvement District, Revenue Bonds (Wildwood, Missouri), Series 2006,		
5.000%, 3–1–26	2,000	1,699
City of Des Peres, Missouri, Tax Increment Refunding Revenue Bonds, Series 2002A (West County Center Project),		
5.750%, 4–15–20	4,000	3,695
The Elm Point Commons Community Improvement District (St. Charles, Missouri), Special Assessment Revenue Bonds, Series 2007,		
5.750%, 3–1–27	1,940	1,599
The Industrial Development Authority of the City of Grandview, Missouri, Tax Increment Revenue Bonds, Series 2006 (Grandview Crossing Project 1),		
5.750%, 12–1–28	1,000	582
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.250%, 10–1–21	525	482
5.400%, 10–1–26	760	662
5.500%, 10–1–31	1,160	972
5.550%, 10–1–36	285	235
City of Harrisonville, Missouri, Annual Appropriation-Supported Tax Increment and Sales Tax Refunding Revenue Bonds (Harrisonville Towne Center Project), Series 2007,		
4.625%, 11–1–28	1,630	1,375
City of Jennings, Missouri, Tax Increment and Community Improvement Refunding Revenue Bonds, Series 2006 (Northland Redevelopment Area Project):		
4.750%, 11–1–16	1,630	1,502
5.000%, 11–1–23	2,780	2,395
The Industrial Development Authority of the City of Kansas City, Missouri, Health Care Facilities First Mortgage Revenue Bonds(The Bishop Spencer Place, Incorporated Project),Series 1994:		
6.250%, 1–1–24	1,000	894
6.500%, 1–1–35	1,500	1,323

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project),		
5.900%, 3–1–24	$2,500	$ 2,259
City of Lake Ozark, Missouri, Neighborhood Improvement District Bonds (Osage National Project), Series 2005:		
5.600%, 3–1–11	270	272
5.600%, 3–1–17	685	687
6.100%, 3–1–25	1,390	1,297
Lakeside 370 Levee District (St. Charles County, Missouri), Levee District Improvement Bonds, Series 2008,		
7.000%, 4–1–28	4,800	4,556
The Industrial Development Authority of the City of Lee's Summit, Missouri, Infrastructure Facilities Revenue Bonds (Kensington Farms Improvement Project), Series 2007,		
5.750%, 3–1–29	1,185	994
The Industrial Development Authority of the City of Lee's Summit, Missouri, Senior Living Facilities Revenue Bonds (John Knox Village Obligated Group), Series 2007A,		
5.125%, 8–15–32	4,000	3,079
City of Liberty, Missouri, Tax Increment Revenue Bonds (Liberty Triangle Project), Series 2004,		
5.750%, 9–1–24	650	572
City of Liberty, Missouri, Tax Increment Revenue Bonds (Liberty Triangle Project), Series 2007,		
5.500%, 10–1–22	260	228
M150 and 135th Street Transportation Development District, Transportation Sales Tax Revenue Bonds (State Line Station Project-Kansas City, Missouri), Series 2004,		
6.000%, 10–1–34	2,700	2,655
City of Maplewood, Missouri, Tax Increment Refunding Revenue Bonds, Series 2005 (Maplewood South Redevelopment Area Project),		
5.750%, 11–1–26	1,700	1,467
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Events Center Project), Series 2008D:		
5.750%, 4–1–33	750	709
5.750%, 4–1–38	900	843

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of Independence, Missouri, Eastland Center Project,Phase IV, Series 2000B,		
5.125%, 4–1–22	$ 875	$ 933
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of St. Joseph, Missouri – Triumph Foods, LLC Project, Series 2004A:		
6.000%, 3–1–15	1,000	1,043
5.250%, 3–1–25	500	472
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri) (Branson Landing Project), Series 2004A:		
5.500%, 12–1–24	2,000	1,732
5.625%, 12–1–28	1,000	846
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of St. Joseph, Missouri – Sewerage SystemImprovements Project, Series 2004C,		
5.000%, 3–1–25	3,500	3,195
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri – Branson Landing Project), Series 2005A,		
6.000%, 6–1–20	1,000	1,006
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Crackerneck Creek Project), Series 2006C,		
5.000%, 3–1–28	1,100	967
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Centerpoint Project), Series 2007E,		
5.125%, 4–1–27	3,075	2,751
Missouri Development Finance Board, Research Facility Revenue Bonds, Series 2007 (Midwest Research Institute Project),		
4.500%, 11–1–27	3,500	2,373
The City of Nevada, Missouri (Nevada Regional Medical Center), Hospital Revenue Bonds, Series 2001,		
6.750%, 10–1–22	2,000	2,230

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Industrial Development Authority of the County of Platte County, Missouri, Transportation Revenue Bonds (Zona Rosa Phase II Retail Project), Series 2007, 6.850%, 4–1–29	$3,225	$ 3,023
City of Raytown, Missouri, Annual Appropriation-Supported Tax Increment and Sales Tax Revenue Bonds (Raytown Live Redevelopment Plan-Redevelopment Project Area 1), Series 2007, 5.125%, 12–1–31	2,625	2,341
City of Riverside, Missouri, L–385 Levee Redevelopment Plan, Tax Increment Revenue Bonds (L–385 Levee Project), Series 2004, 5.250%, 5–1–20	2,000	1,872
The Industrial Development Authority of St. Joseph, Missouri, Healthcare Revenue Bonds (Living Community of St. Joseph Project), Series 2002, 7.000%, 8–15–32	3,000	2,857
The Industrial Development Authority of St. Joseph, Missouri, Special Obligation Revenue Bonds (City of St. Joseph, Missouri – Sewerage System Improvements Project), Series 2007, 5.000%, 4–1–27	1,325	1,202
The Industrial Development Authority of the County of St. Louis, Missouri, Senior Living Facilities Revenue Bonds (Friendship Village of West County), Series 2007A, 5.500%, 9–1–28	2,000	1,744
The Industrial Development Authority of the City of St. Louis, Missouri, Tax Increment and Community Improvement District Refunding Revenue Bonds, Series 2007 (Loughborough Commons Redevelopment Project), 5.750%, 11–1–27	3,500	3,020
The St. Charles Riverfront Transportation Development District, St. Charles, Missouri, Revenue Bonds (River Bluff Drive Improvement Project), Series 2005:		
5.000%, 10–1–20	800	707
5.250%, 4–1–25	400	331
Stone Canyon Community Improvement District, Independence, Missouri, Revenue Bonds (Public Infrastructure Improvement Project), Series 2007, 5.750%, 4–1–27	1,250	1,044
		86,957

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Nevada – 0.69%		
Clark County, Nevada, Special Improvement District No. 142 (Mountain's Edge), Local Improvement Bonds, Series 2003:		
5.800%, 8–1–15	$1,940	$ 1,843
6.375%, 8–1–23	1,460	1,328
		3,171
New Hampshire – 0.63%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
5.000%, 7–1–12	510	511
5.750%, 7–1–22	2,000	1,944
Lisbon Regional School District, New Hampshire, General Obligation Capital Appreciation School Bonds,		
0.000%, 2–1–13	530	490
		2,945
New Jersey – 3.21%		
Burlington County Bridge Commission (Burlington County, New Jersey), Economic Development Bonds (The Evergreens Project), Series 2007,		
5.625%, 1–1–38	1,750	1,401
New Jersey Economic Development Authority, Economic Development Bonds, Kapkowski Road Landfill Reclamation Improvement District Project (City of Elizabeth),Series 1998A:		
6.375%, 4–1–18	2,385	2,716
5.500%, 4–1–12	4,450	4,466
New Jersey Economic Development Authority, Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999,		
6.250%, 9–15–19	5,615	4,628
New Jersey Economic Development Authority, Fixed Rate First Mortgage Revenue Bonds (Lions Gate Project), Series 2005A:		
5.750%, 1–1–25	710	618
5.875%, 1–1–37	1,230	1,013
		14,842

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 8.02%		
Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue Bonds (Amsterdam at Harborside Project), Series 2007A, 6.700%, 1–1–43	$4,000	$ 3,785
New York City Industrial Development Agency, Special Facility Revenue Bonds, Series 2005 (American Airlines, Inc. John F. Kennedy International Airport Project), 7.750%, 8–1–31 (A)	3,500	3,075
Suffolk County Industrial Development Agency (New York), Assisted Living Facility Revenue Bonds (Medford Hamlet Assisted Living Project), Series 2005, 6.375%, 1–1–39	2,000	1,722
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999A (The Southampton Hospital Association Civic Facility), 7.250%, 1–1–20	2,810	2,718
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999B (The Southampton Hospital Association Civic Facility), 7.625%, 1–1–30	4,665	4,428
Suffolk County Industrial Development Agency (New York),Continuing Care Retirement Community, Fixed Rate Revenue Bonds (Peconic Landing at Southold, Inc. Project – Series 2000A), 8.000%, 10–1–20	2,000	2,120
Suffolk County Industrial Development Agency, Continuing Care Retirement Community, Revenue Refunding Bonds (Jefferson's Ferry Project – Series 2006), 5.000%, 11–1–28	3,000	2,505
Trust Inverse Certificates, beneficial ownership in Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Contingency Contract Secured), 5.500%, 6–1–18	15,000	15,378
City of Yonkers Industrial Development Agency, Civic Facility Revenue Bonds (St. John's Riverside Hospital Project),Series 2001B, 7.125%, 7–1–31	1,455	1,399
		37,130

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
North Carolina – 1.81%		
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue Bonds (Pennybyrn at Maryfield Project), Series 2005A, 5.650%, 10–1–25	$2,000	$ 1,683
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 A, 5.500%, 1–1–12	2,000	2,077
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C, 5.500%, 1–1–14	2,000	2,076
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Series 1999 D, 6.700%, 1–1–19	2,500	2,557
		8,393
Ohio – 0.65%		
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2, 5.750%, 6–1–34	2,000	1,528
Toledo Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2004C (Toledo Express Airport Project), 6.375%, 11–15–32	1,650	1,500
		3,028
Oklahoma – 2.44%		
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005A, 6.125%, 11–15–25	1,500	1,345
Oklahoma County Home Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series A, 5.400%, 10–1–38	4,835	4,170
Oklahoma Housing Finance Agency, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2006 Series B, 5.750%, 9–1–36	3,430	3,436
Trustees of the Tulsa Municipal Airport Trust, Revenue Bonds, Refunding Series 2001B, 5.650%, 12–1–35 (A)	2,400	2,390
		11,341

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 3.21%		
Allegheny County Hospital Development Authority, Health System Revenue Bonds (West Penn Allegheny Health System), Series 2007A:		
5.000%, 11–15–17	$3,000	$ 2,528
5.000%, 11–15–28	1,500	1,059
Allegheny County Hospital Development Authority, Health System Revenue Bonds (West Penn Allegheny Health System), Series 2000B,		
9.250%, 11–15–22	5,000	5,759
The Borough of Langhorne Manor, Higher Education and Health Authority (Bucks County, Pennsylvania), Hospital Revenue Bonds, Series of 1992 (The Lower Bucks Hospital):		
7.300%, 7–1–12	2,380	2,372
7.350%, 7–1–22	3,400	3,169
		14,887
Rhode Island – 0.29%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999,		
5.750%, 10–1–14	1,400	1,362
South Carolina – 1.82%		
South Carolina Jobs – Economic Development Authority, First Mortgage Health Care Facilities, Refunding and Revenue Bonds (The Lutheran Homes of South Carolina, Inc.), Series 2007,		
5.625%, 5–1–42	1,000	769
South Carolina Jobs – Economic Development Authority, Revenue Bonds (The Woodlands at Furman Project), Series 2007A:		
6.000%, 11–15–37	1,000	820
6.000%, 11–15–42	2,500	2,020
Tobacco Settlement Revenue Management Authority, 5% Tobacco Settlement Asset-Backed Refunding Bonds, Series 2008,		
5.000%, 6–1–18	5,000	4,767
		8,376

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Tennessee – 2.38%		
Memphis-Shelby County Airport Authority, Airport Revenue Bonds, Series 1999D,		
6.000%, 3–1–19	$5,000	$ 5,009
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C,		
5.250%, 9–1–36	1,000	810
Upper Cumberland Gas Utility District (of Cumberland County, Tennessee) Gas System Revenue Refunding Bonds, Series 2005:		
6.800%, 5–1–19	1,925	1,852
6.900%, 5–1–29	3,750	3,385
		11,056
Texas – 6.16%		
HFDC of Central Texas, Inc., Retirement Facility Revenue Bonds (Legacy at Willow Bend Project), Series 2006A:		
5.250%, 11–1–11	500	488
5.250%, 11–1–12	1,000	970
5.750%, 11–1–36	1,500	1,170
HFDC of Central Texas, Inc., Retirement Facility Revenue Bonds (The Village at Gleannloch Farms, Inc. Project), Series 2006A:		
5.250%, 2–15–12	600	584
5.250%, 2–15–13	600	576
5.250%, 2–15–14	700	664
5.250%, 2–15–15	700	643
5.500%, 2–15–27	1,500	1,201
Hopkins County Hospital District (A political subdivision of the State of Texas located in Hopkins County), Hospital Revenue Bonds, Series 2008,		
6.000%, 2–15–38	1,750	1,561
City of Houston Health Facilities, Development Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project) Series 2004A,		
7.000%, 2–15–26	1,500	1,738
Lubbock Health Facilities Development Corporation, Fixed Rate First Mortgage Revenue and Refunding Bonds (Carillon Senior Life Care Community Project), Series 2005A,		
6.625%, 7–1–36	5,000	4,486

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A,		
7.250%, 11–15–19	$1,000	$ 1,069
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 2006A:		
6.000%, 11–15–26	750	683
6.000%, 11–15–36	5,015	4,374
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2007:		
5.625%, 11–15–27	250	209
5.750%, 11–15–37	6,000	4,793
Travis County Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Querencia at Barton Creek Project), Series 2005A,		
5.650%, 11–15–35	4,100	3,281
		28,490
Utah – 0.84%		
Municipal Building Authority of Uintah County, Utah, Lease Revenue Bonds, Series 2008A:		
5.300%, 6–1–28	2,350	2,095
5.500%, 6–1–37	2,000	1,789
		3,884
Vermont – 0.08%		
Vermont Economic Development Authority, Mortgage Revenue Bonds, Wake Robin Corporation Project, Series 2006A,		
5.375%, 5–1–36	500	385

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia – 3.13%		
Economic Development Authority of James City County, Virginia, Residential Care Facility Revenue Bonds (Virginia United Methodist Homes of Williamsburg, Inc.), Series 2007A:		
5.400%, 7–1–27	$2,500	$ 1,955
5.500%, 7–1–37	2,500	1,855
The Marquis Community Development Authority (Virginia), Revenue Bonds, Series 2007,		
5.625%, 9–1–18	4,000	3,676
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue Bonds (Fort Norfolk Retirement Community, Inc. – Harbor's Edge Project), Series 2004A:		
6.000%, 1–1–25	1,000	889
6.125%, 1–1–35	3,640	3,092
Norfolk Redevelopment and Housing Authority, Multifamily Rental Housing Facility Revenue Bonds, Series 1996 (1016 Limited Partnership – Sussex Apartments Project),		
8.000%, 9–1–26	3,070	3,046
		14,513
Washington – 1.38%		
Port of Anacortes, Washington, Revenue and Refunding Bonds, 1998 Series A,		
5.625%, 9–1–16	3,000	2,963
Port of Sunnyside, Yakima County, Washington, Revenue Bonds, 2008 (Industrial Wastewater Treatment System),		
6.625%, 12–1–21	2,250	2,141
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center),		
5.500%, 8–15–36	1,500	1,311
		6,415
Wyoming – 0.79%		
Wyoming Municipal Power Agency, Power Supply System Revenue Bonds, 2008 Series A,		
5.500%, 1–1–38	4,000	3,679
TOTAL MUNICIPAL BONDS – 96.43%		**$446,716**

(Cost: $494,895)

See Notes to Schedule of Investments on page 33.

The Investments of Municipal High Income Fund

September 30, 2008
(In Thousands)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.04%		
Automatic Data Processing Inc.,		
2.000%, 10–1–08	$4,817	$ 4,817
Municipal Obligations – Non-Taxable – 0.80%		
Exempla General Improvement District, City of Lafayette,		
Colorado, Special Improvement District No. 02–01,		
Special Assessment Revenue Refunding and		
Improvement Bonds, Series 2002 (Wells Fargo		
Bank, N.A.),		
8.500%, 10–2–08 (A)	3,695	3,695
Municipal Obligations – Taxable – 0.30%		
Steamboat Springs Redevelopment Authority, Colorado,		
Tax Increment Adjustable Rate Revenue Bonds (Base		
Area Redevelopment Project), Series 2007 (Wells		
Fargo Bank, N.A.),		
8.500%, 10–1–08 (A)	1,400	1,400
TOTAL SHORT-TERM SECURITIES – 2.14%		$ 9,912
(Cost: $9,912)		
TOTAL INVESTMENT SECURITIES – 98.57%		$456,628
(Cost: $504,807)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.43%		6,610
NET ASSETS – 100.00%		$463,238

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Purchased on a when-issued basis with settlement subsequent to September 30, 2008.

Geographical designations are unaudited.

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

MUNICIPAL HIGH INCOME FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $504,807)	$456,628
Receivables:	
Interest	8,411
Investment securities sold	3,589
Fund shares sold	327
Prepaid and other assets	31
Total assets	468,986

LIABILITIES

Payable for investment securities purchased	3,256
Payable to Fund shareholders	2,050
Dividends payable	194
Accrued distribution and service fees	95
Accrued shareholder servicing	44
Accrued accounting services fee	11
Accrued management fee	6
Due to custodian	4
Other	88
Total liabilities	5,748
Total net assets	$463,238

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$103,471
Additional paid-in capital	436,371
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	108
Accumulated net realized loss on investment transactions	(28,533)
Net unrealized depreciation in value of investments	(48,179)
Net assets applicable to outstanding units of capital	$463,238
Net asset value per share (net assets divided by shares outstanding):	
Class A	$4.48
Class B	$4.48
Class C	$4.48
Class Y	$4.48
Capital shares outstanding:	
Class A	99,481
Class B	1,126
Class C	2,857
Class Y	7
Capital shares authorized	300,000

See Accompanying Notes to Financial Statements.

Statement of Operations

MUNICIPAL HIGH INCOME FUND
For the Fiscal Year Ended September 30, 2008
(In Thousands)

INVESTMENT INCOME

Income:	
Interest and amortization.	$ 28,957
Expenses:	
Investment management fee.	2,623
Distribution and service fees:	
Class A	1,191
Class B	59
Class C	132
Shareholder servicing:	
Class A	408
Class B	11
Class C	27
Class Y	—*
Interest and fees	176
Accounting services fee	139
Audit fees.	17
Custodian fees.	15
Other	7
Total	4,805
Less expenses in excess of limit	(198)
Total expenses.	4,607
Net investment income	24,350

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS

Realized net gain on investments.	618
Unrealized depreciation in value of investments during the period	(54,573)
Net loss on investments	(53,955)
Net decrease in net assets resulting from operations	$(29,605)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL HIGH INCOME FUND

(In Thousands)

	For the fiscal year ended September 30,	
	2008	**2007**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 24,350	$ 23,570
Realized net gain (loss) on investments	618	(275)
Unrealized depreciation	(54,573)	(10,083)
Net increase (decrease) in net assets resulting from operations	(29,605)	13,212
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(23,820)	(22,595)
Class B	(242)	(263)
Class C	(534)	(508)
Class Y	(7)	(6)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(24,603)	(23,372)
Capital share transactions	435	40,164
Total increase (decrease)	(53,773)	30,004
NET ASSETS		
Beginning of period	517,011	487,007
End of period	$463,238	$517,011
Accumulated undistributed net investment income	$ 108	$ 515

(1)See "Financial Highlights" on pages 37 - 40.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$5.00	$5.10	$4.98	$4.88	$4.83
Income (loss) from investment operations:					
Net investment income	0.24	0.24	0.24	0.26	0.26
Net realized and unrealized gain (loss) on investments	(0.52)	(0.10)	0.12	0.10	0.05
Total from investment operations	(0.28)	0.14	0.36	0.36	0.31
Less distributions from:					
Net investment income	(0.24)	(0.24)	(0.24)	(0.26)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.24)	(0.24)	(0.24)	(0.26)	(0.26)
Net asset value, end of period . . .	$4.48	$5.00	$5.10	$4.98	$4.88
Total return[1]	–5.82%	2.68%	7.37%	7.45%	6.66%
Net assets, end of period (in millions)	$445	$497	$467	$407	$386
Ratio of expenses to average net assets including expense waiver	0.90%	0.97%	0.98%	0.97%	0.95%
Ratio of net investment income to average net assets including expense waiver	4.92%	4.67%	4.72%	5.18%	5.41%
Ratio of expenses to average net assets excluding expense waiver	0.94%	1.01%	0.98%[2]	0.97%[2]	0.95%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.88%	4.63%	4.72%[2]	5.18%[2]	5.41%[2]
Portfolio turnover rate	26%	33%	29%	24%	28%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$5.00	$5.10	$4.98	$4.88	$4.83
Income (loss) from investment operations:					
Net investment income	0.20	0.19	0.19	0.21	0.22
Net realized and unrealized gain (loss) on investments	(0.52)	(0.10)	0.12	0.10	0.05
Total from investment operations	(0.32)	0.09	0.31	0.31	0.27
Less distributions from:					
Net investment income	(0.20)	(0.19)	(0.19)	(0.21)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.20)	(0.19)	(0.19)	(0.21)	(0.22)
Net asset value, end of period . . .	$4.48	$5.00	$5.10	$4.98	$4.88
Total return	–6.63%	1.81%	6.47%	6.53%	5.75%
Net assets, end of period (in millions)	$5	$7	$7	$7	$6
Ratio of expenses to average net assets including expense waiver	1.75%	1.82%	1.82%	1.83%	1.81%
Ratio of net investment income to average net assets including expense waiver	4.05%	3.81%	3.89%	4.31%	4.55%
Ratio of expenses to average net assets excluding expense waiver	1.79%	1.86%	1.82%[1]	1.83%[1]	1.81%[1]
Ratio of net investment income to average net assets excluding expense waiver	4.01%	3.77%	3.89%[1]	4.31%[1]	4.55%[1]
Portfolio turnover rate	26%	33%	29%	24%	28%

(1) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$5.00	$5.10	$4.98	$4.88	$4.83
Income (loss) from investment operations:					
Net investment income	0.19	0.19	0.19	0.21	0.22
Net realized and unrealized gain (loss) on investments	(0.51)	(0.10)	0.12	0.10	0.05
Total from investment operations	(0.32)	0.09	0.31	0.31	0.27
Less distributions from:					
Net investment income	(0.20)	(0.19)	(0.19)	(0.21)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.20)	(0.19)	(0.19)	(0.21)	(0.22)
Net asset value, end of period . . .	$4.48	$5.00	$5.10	$4.98	$4.88
Total return	−6.67%	1.77%	6.43%	6.49%	5.71%
Net assets, end of period (in millions)	$13	$13	$13	$9	$5
Ratio of expenses to average net assets including expense waiver	1.79%	1.87%	1.86%	1.87%	1.85%
Ratio of net investment income to average net assets including expense waiver	4.02%	3.77%	3.82%	4.26%	4.49%
Ratio of expenses to average net assets excluding expense waiver	1.83%	1.91%	1.86%[1]	1.87%[1]	1.85%[1]
Ratio of net investment income to average net assets excluding expense waiver	3.98%	3.73%	3.82%[1]	4.26%[1]	4.49%[1]
Portfolio turnover rate	26%	33%	29%	24%	28%

(1) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND

Class Y Shares[1]

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	2007	2006	2005	2004
Net asset value, beginning of period	$5.00	$5.10	$4.98	$4.88	$4.83
Income (loss) from investment operations:					
Net investment income	0.24	0.25	0.25	0.27	0.27
Net realized and unrealized gain (loss) on investments	(0.51)	(0.10)	0.12	0.10	0.05
Total from investment operations	(0.27)	0.15	0.37	0.37	0.32
Less distributions from:					
Net investment income	(0.25)	(0.25)	(0.25)	(0.27)	(0.27)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.25)	(0.25)	(0.25)	(0.27)	(0.27)
Net asset value, end of period	$4.48	$5.00	$5.10	$4.98	$4.88
Total return	–5.67%	2.92%	7.61%	7.67%	6.87%
Net assets, end of period (in thousands)	$30	$150	$105	$97	$83
Ratio of expenses to average net assets including expense waiver	0.70%	0.75%	0.75%	0.76%	0.75%
Ratio of net investment income to average net assets including expense waiver	5.03%	4.90%	4.96%	5.38%	5.78%
Ratio of expenses to average net assets excluding expense waiver	0.74%	0.79%	0.75%[2]	0.76%[2]	0.75%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.99%	4.86%	4.96%[2]	5.38%[2]	5.78%[2]
Portfolio turnover rate	26%	33%	29%	24%	28%

(1)Class is closed.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

September 30, 2008
(In Thousands, Except Where Otherwise Noted)

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of income that is not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of September 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – All of the Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-

October losses, net operating losses and expiring capital loss carryovers. At September 30, 2008, the Fund reclassified permanent differences relating to differing treatments on inverse floaters. Net investment income and net assets were not affected by these reclassifications

E. New Accounting Pronouncements – In September 2006, The Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ended September 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending September 30, 2010 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee is payable as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. During the fiscal year ended September 30, 2008, the amount waived was $198.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $100 to $ 200	$ 48.4
From $200 to $ 350	$ 63.2
From $350 to $ 550	$ 82.5
From $550 to $ 750	$ 96.3
From $750 to $1,000	$121.6
$1,000 and Over	$148.5

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $594. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2008, W&R received $2, $9 and $6 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $458 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended September 30, 2008, the Fund paid Directors' regular compensation of $32 which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $126,993, while proceeds from maturities and sales aggregated $136,180. There were no purchases or proceeds from maturities and sale for U.S. governments for the fiscal year ended September 30, 2008.

For Federal income tax purposes, cost of investments owned at September 30, 2008 was $504,551 resulting in net unrealized depreciation of $47,923, of which $4,268 related to appreciated securities and $52,191 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$24,363
Distributed ordinary income	24,603
Undistributed ordinary income	271
Realized long-term capital gains less utilized capital loss carryover	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2009	3,504
September 30, 2010	11,473
September 30, 2011	3,930
September 30, 2012	4,152
September 30, 2013	5,048
September 30, 2015	420
Total carryover	$28,527

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity. Transactions in capital stock are summarized below.

	For the fiscal year ended September 30,	
	2008	2007
Shares issued from sale of shares:		
Class A	14,880	19,555
Class B	48	161
Class C	894	1,105
Class Y	—*	8
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	4,078	3,609
Class B	38	40
Class C	104	94
Class Y	1	1
Shares redeemed:		
Class A	(18,827)	(15,428)
Class B	(284)	(272)
Class C	(853)	(998)
Class Y	(25)	(—)*
Increase in outstanding capital shares	54	7,875
Value issued from sale of shares:		
Class A	$71,605	$99,401
Class B	232	819
Class C	4,280	5,621
Class Y	—*	43
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	19,485	18,288
Class B	183	205
Class C	496	475
Class Y	7	6
Value redeemed:		
Class A	(90,274)	(78,247)
Class B	(1,362)	(1,384)
Class C	(4,100)	(5,063)
Class Y	(117)	(—)*
Increase in outstanding capital	$ 435	$40,164

*Not shown due to rounding.

NOTE 6 – Inverse Floating Rate Obligations Issued by a Trust

The Fund may invest in inverse floating rate obligations. In this situation, a fixed-rate tax-exempt municipal bond owned by the Fund is transferred to a trust. The trust typically issues two classes of beneficial interests: short-term floating rate trust certificates (trust certificates), which are sold to third party investors, and residual interest certificates, which are generally issued to the Fund which made the transfer.

The transfer of the fixed-rate tax-exempt municipal bond to the trust does not qualify for sale treatment under Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Therefore, this security is presented in the Fund's schedule of investments. Interest income on this underlying security is recorded by the Fund on an accrual basis. The trust certificates are reflected as a Fund liability. Interest expense incurred on the secured borrowing and other expenses related to remarketing, administration and trustee services to the trust are reported as expenses of the Fund. The trust certificates have interest rates that generally reset weekly and their holders have the option to tender certificates to the trust for redemption at par at each reset date.

At September 30, 2008, the Fund owned no inverse floating rate obligations.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, Inc., formerly W&R Target Funds, Inc. (the Funds), by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

NOTE 8 – Subsequent Event

A special meeting of shareholders of the Fund is scheduled to be held on December 12, 2008. One of the proposals that will be considered and acted upon at the meeting is a proposal to approve a proposed Agreement and Plan of Reorganization and Termination pursuant to which the Fund will be reorganized into a corresponding series of a newly established Delaware statutory trust. The Fund is currently organized as a Maryland corporation. Shareholders of record of the Fund as of the close of business on September 25, 2008 are entitled to vote at the meeting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Waddell & Reed Advisors Municipal High Income Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Waddell & Reed Advisors Municipal High Income Fund, Inc. (the "Fund"), including the schedule of investments, as of September 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Municipal High Income Fund, Inc. as of September 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 17, 2008

Income Tax Information

September 30, 2008
(Amounts Not in Thousands)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Fund designated $24,299,051 of dividends paid from net ordinary income as Tax-exempt income.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Directors of Waddell & Reed Advisors Municipal High Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and Ivy Funds Variable Insurance Portfolios, Inc. (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of Ivy Funds Variable Insurance Portfolios, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Fund as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other Directorships held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Director: 2007 Director in Fund Complex: 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Director: 1997 Director in Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present); formerly, Dean of Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Director: 1997 Director in Fund Complex: 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Former President, Liberty Memorial Association (WWI National Museum) (2005-2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Director: 1998 Director in Fund Complex: 1998 Fund Independent Chairman: 2006	President Emeritus, University of Utah; President Emeritus, University of California, Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005)

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other Directorships held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Director: 1998 Director in Fund Complex: 1998	President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present); formerly, Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); formerly, Adjunct Professor, University of Oklahoma School of Law (1997 to 2008)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Member Oklahoma Foundation of Excellence (non-profit); Independent Chairman and Director, Ivy Funds, Inc.; Independent Chairman and Trustee, Ivy Funds (29 portfolios overseen)
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919	Director: 1988 Director in Fund Complex: 1988	Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Director: 2008 Director in Fund Complex: 2008	Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Director: 1985 Director in Fund Complex: 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other Directorships held
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus PC 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Director: 1996 Director in Fund Complex: 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus PC, a law firm (1980 to present)	Director, American Red Cross (social services); Director, Rockhurst University (education)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Director: 1995 Director in Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Dean, Block School of Business (1980-1986), Vice Chancellor (1988-1991); Chancellor (1992-1999) and Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)

INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material. It is anticipated that, effective July 1, 2010, Mr. Hechler will begin to serve as a Disinterested Director of each of the Funds with fiscal years ending June 30 and effective October 1, 2010, as a Disinterested Director of each of the Funds with fiscal years ending September 30.

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other Directorships held
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Director: 2007 Director in Fund Complex: 2007	CIO of WDR, WRIMCO and IICO (2005 to present); Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987-2005)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Director: 1998 Director in Fund Complex: 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President: 2001 Director: 1998 Director in Fund Complex: 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and (Chief Investment Officer) CIO of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services, Inc. (ISI), an affiliate of IICO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other Directorships held
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President: 2006 Secretary: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President: 2006 Treasurer: 2006 Principal Accounting Officer: 2006 Principal Financial Officer: 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other Directorships held
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President: 2000 Assistant Secretary: 2006 Associate General Counsel: 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President: 2006 Chief Compliance Officer: 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President: 2000 General Counsel: 2000 Assistant Secretary: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Municipal High Income Fund, Inc.

At its meeting on August 11, 12 and 13, 2008, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request (the "Supplemental Response"). The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fees and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and ten-year periods. They also considered the information provided by WRIMCO in its Supplemental Response explaining the Fund's improved performance over the past year.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than, and at other asset levels were higher than, the asset-weighted average for its Peer Group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as or higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were higher than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios, Inc.[1] and Waddell & Reed InvestEd Portfolios, Inc. (the "Funds") have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Summary

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Directors of each Fund's Board appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to WRIMCO are negotiated. The IFC does not replace the Directors in negotiating management fees and does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees.

In the IFC's 2008 written evaluation of the proposed management fees of the Funds ("Report"), the IFC addressed the following six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Possible economies of scale as the Funds grow larger

4. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

The following is a summary of the Report's discussion of the contract renewal process, related materials, and the IFC's findings.

Analysis of the Process

The Report noted that the Boards previously created the Special Compliance & Governance Committee ("Compliance Committee"), which is composed of Disinterested Directors and charged with the responsibility for certain work associated with the contract renewal process.

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, K&L Gates LLP ("K&L Gates"), to prepare a letter requesting information from WRIMCO needed for the contract renewal process, which was provided. Lipper, Inc. ("Lipper") was asked to provide independently compiled comparative information about the Funds. The Report stated

---

1. Formerly, W&R Target Funds, Inc.

that Lipper selected the peer group with input from WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds and that the IFC observed and concurred in the selection.

The Report noted that the Compliance Committee met with the IFC and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information, which was provided prior to the Disinterested Directors' August 2008 meetings.

Analysis of Materials

Materials refer to the informational materials that were prepared by Waddell and Lipper in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. The IFC reviewed the information produced and found it to be responsive to the requests by the Disinterested Directors. He also reviewed certain other materials that he considered relevant.

The IFC used these materials to analyze trends and comparative information about the six factors listed above. The Report noted that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which the IFC reviewed, that was also relevant to the contract renewal process.

(1) Nature and Quality of Services

In the Report, the IFC commented on the investment performance of the Funds. The performance data for these comparisons were drawn from the Lipper materials. Performance information was based on March 31, 2008 data, and references in the Report to 1-, 3- and 5-year periods referred to the periods ended on March 31, 2008.

The Report stated that the IFC's experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on 3-year performance in comparison to the "performance universe," rather than on the more limited "performance group," because, in the IFC's experience, fund investors are more typically concerned with the objective and style of management than the size of the fund. The Report recommended that the Disinterested Directors focus on a 3-year view of investment performance for the purposes of contract renewal, because it is long enough to reflect most market cycles and short enough to be relevant to the holding period for many mutual fund shareholders.

The Report stated that, overall, the Funds reflect strong and improving performance in the 1-, 3- and 5-year periods. The collective (Advisors Funds, Ivy VIP Funds and InvestEd Portfolios together) 5-year performance has 50% of the Funds in the first two quintiles of their performance universe and 3% in the 5th quintile. The 3-year figures improve to 65% of the Funds in the first two quintiles and 8% in the 5th quintile, and the 1-year figures reflect similar performance with 64% in the first two quintiles and 5% in the 5th quintile. Emphasizing the improvement, the Report noted that the 1-year short-term performance has only 7% of the Funds in the combined 4th and 5th quintiles, a decrease from 18% in the 3-year performance, and 31% in the 5-year performance periods.

Although the IFC found that the Funds have strong performance, it also noted that certain Funds have experienced either continuing or recent challenges. The IFC suggested that the Disinterested Directors request additional information from WRIMCO regarding certain Funds. The Disinterested Directors reviewed the information provided by WRIMCO.

The Report suggested that, if a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions cited by the Report include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver. The IFC did not identify any individual Funds that required this attention at this time.

The Report noted that, with respect to service provided by WRIMCO affiliates, WRSCO maintained internal statistics to track shareholder service quality, which showed marked improvement in 2008, and also retained Dalbar, Inc. to provide an independent quality assessment. WRSCO scored either very good or excellent in all categories evaluated by Dalbar.

(2) Fund Fees

The Report stated that information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. The Report noted that the majority of Funds have management fees above the median of their peer groups. It concluded that, overall, more Funds have improved their comparative ranking of actual management fees in 2008 than declined.

The Report also noted that, in general, the Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report noted that a number of Advisors Funds have smaller average account sizes relative to the general mutual fund industry and commented on the impact of such account sizes on the Funds' non-management expenses. The Report also noted the Disinterested Directors' prior discussions regarding possible means of addressing this impact and their continuing attention to this matter.

(3) Possible Economies of Scale

The Report noted that economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. The Report also pointed out that fund managers usually share economies of scale by implementing breakpoints, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish breakpoints prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of breakpoints in the Funds and compared the Funds' and peer groups' effective fees at uniform asset levels.

The IFC found that the Funds, except for Waddell & Reed Advisors Money Market Fund and Ivy VIP Money Market Fund, already have breakpoints in place and that these breakpoints appear adequate in providing economies of scale. However, the IFC suggested that the Disinterested Directors review the current breakpoint structure of certain Funds to determine whether an adjustment might be needed. The Disinterested Directors did so and determined that the current breakpoint structure of the Funds is appropriate.

(4) Management Fees for Comparable and Alternative Products

The Report noted that the Advisors and Ivy VIP Funds have Funds with similar investment styles and therefore anticipated comparable management fees. The Report stated that management fee variances can be explained with the larger average asset size of the Advisors Funds, causing some of the Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further stated that, although their management fees are comparable, the Advisors Fund total expense ratio is on average higher than the comparable Ivy VIP Fund total expense ratio because of the shareholder service expenses of the Advisors Fund.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors and Ivy VIP

Funds. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) Costs to Waddell and its Affiliates of Supplying Services

The Report pointed out that an important component of the profit margin analysis involves ensuring that advisor's allocation procedures are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The Report found that the bases of allocation have remained consistent over the past several years and that the allocation methodologies are reasonable.

(6) Profit Margins from Supplying Management Services

The Report noted that the disinterested directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested directors often review the overall profitability of the investment management company. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell and other public companies in the investment business. The Report found that this analysis places Waddell near the median of Lipper peers.

***

The Report stated that the IFC monitored the process, reviewed the materials, and reached the following conclusions:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1–888-WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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